                   SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.   20549


                        -------------------------


                                FORM 11-K


            X  Annual Report Pursuant to Section 15(d) of the
           --- Securities Exchange Act of 1934 (Fee Required)

                                   or

               Transition Report Pursuant to Section 15(d) of
           --- the Securities Exchange Act of 1934(no fee required)
               for the transition period from         to         .
                                             ---------  ----------

               For the fiscal year ended December 31, 2000

                      Commission file number 1-10898


                     ------------------------------


             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL MINNESOTA   55102

            (Full title of the Plan and address of the Plan)

                     ------------------------------


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL, MINNESOTA   55102

                (Name and address of principal executive offices of the issuer of the securities)

                     -------------------------------

                          REQUIRED INFORMATION
                          --------------------


The St. Paul Companies, Inc. Savings Plus Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.


Financial Statements and Schedules                           Page
----------------------------------                           ----

Independent Auditors' Report . . . . .  . . . . . .           3

Statements of Net Assets Available
  for Plan Benefits . . . . . . . . . . . . . . . .           4

Statements of Changes in Net Assets
  Available for Plan Benefits . . . . . . . . . . .           5

Notes to Financial Statements . . . . . . . . . . .          6-14

Form 5500, Schedule H, Part 4i
  Schedule of Assets Held for Investment Purposes .           15

                      INDEPENDENT AUDITORS' REPORT
                     ------------------------------

     The Plan Administrative Committee and Plan Participants
     The St. Paul Companies, Inc. Savings Plus Plan:

     We have audited the accompanying statements of net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan as of December 31, 2000 and 1999, and the changes in the net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibilty of the Plan's adminstrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG LLP
                                            --------
                                            KPMG LLP

     Minneapolis, Minnesota
     June 1, 2001

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

          Statements of Net Assets Available for Plan Benefits

                       December 31, 2000 and 1999


                                             2000            1999
                                         ------------    ------------

Assets:
  Investments:
    Common stock of The St.Paul
      Companies, Inc.                    $ 94,186,945 *  $ 76,240,708 *
    Fidelity U.S. Bond Index Fund          77,441,617 *    83,914,534 *
    Fidelity Puritan Fund                  78,222,716 *    96,999,929 *
    Fidelity U.S. Equity Index
      Commingled Pool                      97,463,785 *   120,599,493 *
    Fidelity Blue Chip Growth Fund        176,210,368 *   216,859,354 *
    F&G Life Insurance Company
      Investment Contract                  35,216,208      38,811,736 *
    Fidelity Diversified International
      Fund                                 30,390,259      26,960,985
    Fidelity Retirement Money Market
      Portfolio                            27,217,912      22,125,891
    Fidelity Equity-Income Fund            33,401,315      29,123,270
    Franklin Small Cap Growth Fund A       41,780,253 *    26,228,507
    Neuberger Berman Genesis Fund          10,592,708       4,759,129
    Participant loans                      16,619,071      21,149,606
    Short-term investments                  2,017,399       3,307,755
                                         ------------    ------------

        Total investments                 720,760,556     767,080,897

  Receivables:
    Accrued dividends                         470,763         595,056
    Other                                     545,238         854,181
                                         ------------    ------------
        Total assets                      721,776,557     768,530,134
                                         ------------    ------------

Liabilities:
  Forfeitures and other                       437,194         432,822
                                         ------------    ------------
        Total liabilities                     437,194         432,822
                                         ------------    ------------


Net assets available for plan benefits   $721,339,363    $768,097,312
                                         ============    ============


*Investment represents 5 percent or more of the Plan's net assets available for plan benefits.

See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     Statements of Changes in Net Assets Available for Plan Benefits

                 Years Ended December 31, 2000 and 1999



                                                 2000          1999
                                             -----------   -----------
Additions:
  Additions to net assets attributed to:
    Contributions:
       Participating companies
        (salary conversion)                  $33,489,815   $38,853,018
       Employer                                  581,182         -

    Investment income:
       Interest                                4,851,298     5,115,557
       Dividends                              27,245,322    29,152,843
      Net (depreciation)appreciation in
        fair value of investments             (7,421,305)   61,092,090
                                             -----------   -----------
       Total investment income                24,675,315    95,360,490

    Transfers from other plans                33,961,023   235,327,712
                                             -----------   -----------
       Total additions                        92,707,335   369,541,220
                                             -----------   -----------

Deductions:
  Deductions from net assets attributed to:
    Retirement and termination
      Distribution benefits and withdrawals:
      Paid to participants in cash           107,464,895    88,147,941
      Common stock distributed,
         at market value                       3,106,771     2,488,832
       Forfeitures                               163,570       205,260
       Administrative expenses                   126,312       108,815
       Transfers to other plans               28,603,736          -
                                             -----------   -----------
       Total deductions                      139,465,284    90,950,848
                                             -----------   -----------
      Net (decrease) increase                (46,757,949)  278,590,372

Net assets available for plan benefits:
   Beginning of year                         768,097,312   489,506,940
                                             -----------   -----------
   End of year                              $721,339,363  $768,097,312
                                             ===========   ===========


See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                      Notes to Financial Statements

                       December 31, 2000 and 1999

Note 1   Description of the Plan

         General Provisions
         ------------------

         The St. Paul Companies, Inc. Savings Plus Plan (the Plan) is a defined contribution plan which provides retirement and other benefits to eligible employees of participating companies. The St. Paul Companies, Inc. (the Company) and its subsidiaries, St. Paul Fire and Marine Insurance Company, St. Paul Reinsurance Management Corporation and Fidelity and Guaranty Life Insurance Company (F&G
         Life), Management Science Associates, Inc. and The MMI Group, Inc. currently participate in the Plan. The Company has appointed the Administrative Committee as the Plan Administrator and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds). Fidelity Management Trust Company is the trustee for the trust maintained in connection with the Plan.

         The following brief description of the Plan is provided for general information purposes. Participants should refer to the Plan document and the employee benefits program manual for more complete information.

         Participation, Vesting and Forfeitures
         --------------------------------------

         All employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment. Participants are 100% vested in their contributions and related earnings. Participants become vested in pre-1999 Company contributions at the rate of 20% after two years of service, increasing 20% per year of additional service and are 100% vested after six years of service. Participants are immediately vested in post-1998 Company contributions. Nonvested Company contributions are forfeited by terminating participants. Forfeitures can be used to restore accounts, pay Plan administrative expenses or offset Company contributions or salary conversion contributions. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

         Merger
         ------

         On April 18, 2000, the Company completed a merger with the MMI Companies, Inc. and subsidiaries, and effective July 1, 2000 the MMI Companies, Inc. Savings & Profit Sharing Plan (401(k)), was merged into the Plan.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2000 and 1999

Note 1   Description of the Plan (continued)

         Contributions
         -------------

         Participants elect to have their employer make salary conversion (pretax) contributions to the Plan on their behalf under Section 401(k) of the Internal Revenue Code. Salary conversion contributions are currently limited to 15% of employees' annual base salary to an annual maximum of $10,500.

         Participating companies make matching contributions of one dollar for every dollar of participant salary conversion contributions up to 4% of their base salary. This matching contribution is made in the form of The St. Paul Companies, Inc. Preferred Stock and is invested in The St. Paul Companies, Inc. Stock Ownership Plan.

         A company contribution of approximately $581 thousand was made to the Plan on July 18, 2000 by the MMI Companies, Inc., which was related to employee contributions made to the MMI Companies, Inc. Savings and Profit Sharing Plan (401(k)) through June 30, 2000.



         Investment Funds
         ----------------

         The Plan currently calls for the maintenance of eleven separate investment funds as described below:

         St. Paul Common Stock Fund
         --------------------------

         The St. Paul Common Stock Fund is invested in shares of common stock of The St. Paul Companies, Inc., up to a maximum of 10% of the Company's outstanding common stock, with a small portion held in short-term investments.

        F&G Life Stable Interest Fund
        -----------------------------

        The F&G Life Stable Interest Fund, first available in 1999, is invested in an investment contract with Fidelity & Guaranty Life Insurance Company which preserves principal and also provides a fixed interest rate which is determined each year. Neither principal nor interest under this contract is guaranteed or insured by the U.S. Government.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2000 and 1999


Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Fidelity U.S. Bond Index Fund
         -----------------------------

         The Fidelity U.S. Bond Index Fund is an income mutual fund which invests in investment-grade debt securities with maturities of at least one year, including U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.


         Fidelity Puritan Fund
         ---------------------

         The Fidelity Puritan Fund is a balanced mutual fund which invests in high-yielding U.S. and foreign securities, including those in emerging markets which may involve additional risks, common and preferred stocks, and bonds of any quality or maturity.


         Fidelity U.S. Equity Index Commingled Pool
         ------------------------------------------

         The Fidelity U.S. Equity Index Commingled Pool is a commingled pool, managed by Fidelity Management Trust Company, which invests primarily in common stocks of the 500 companies that make up the S&P 500 and attempts to match the investment performance of the Standard & Poor's 500 Composite Stock Index (S&P 500).


         Fidelity Blue Chip Growth Fund
         ------------------------------

         The Fidelity Blue Chip Growth Fund is a growth mutual fund which invests primarily in common stocks of well-known and established companies. Normally at least 65 percent of the fund's total assets are invested in the common stock of blue chip companies.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2000 and 1999

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Fidelity Diversified International Fund
         ---------------------------------------

         The Fidelity Diversified International Fund is a growth mutual fund which invests primarily in stocks of companies located outside the United States that are included in the Morgan Stanley EAFE Index. The fund looks for stocks that are undervalued compared to industry norms in their countries.


         Fidelity Retirement Money Market Portfolio
         ------------------------------------------

         The Fidelity Retirement Money Market Portfolio is a money market mutual fund which invests in high quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit. An investment in this portfolio is not guaranteed or insured by the U.S. government.


         Fidelity Equity-Income Fund
         ---------------------------

         The Fidelity Equity-Income Fund is a growth and income mutual fund which invests primarily in income producing securities, such as common and preferred stocks. The Fund may also invest in bonds for income. The fund generally avoids securities issued by companies without proven earnings or credit.


         Franklin Small Cap Growth Fund A
         --------------------------------

         The Franklin Small Cap Growth Fund A is a growth mutual fund which invests primarily in common stock of companies which have market capitalizations of less than $1.5 billion at the time of investment. The fund tries to keep at least one-third of its assets in stocks of companies with market capitalizations of $550 million or less.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2000 and 1999

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Neuberger Berman Genesis Fund
         -----------------------------

         The Neuberger Berman Genesis Fund is a growth mutual fund which invests primarily in common stocks of small-cap companies which have market capitalizations of $750 million or less. The portfolio looks for growth potential by investing in strong companies with solid performance histories and a proven management team.

         Allocation
         ----------

         Participants may elect to have their participating Company salary conversion and Company supplemental match contributions invested in these funds in 1% multiples as they choose and may also transfer their balances daily within these funds.

         Investment Income
         -----------------

         Investment income is allocated daily to participant accounts on the basis of each participant's respective share of the assets of each applicable fund.

         Distributions
         -------------

         Distribution of benefits from the Plan is made upon retirement, permanent total disability, death or employment termination. Distributions from the Company Stock Fund may be made either in shares of common stock of The St. Paul Companies, Inc., cash or any combination thereof at the discretion of the participant. Distributions are based on a participant's share of the market value of the assets in the applicable funds when the distribution occurs.

         Participants are permitted withdrawals from their share of Company match and salary conversion contributions for financial hardship reasons, as defined by the Plan.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2000 and 1999

Note 1   Description of the Plan (continued)


         Participant Loans
         -----------------

         Participants may request to receive as a loan from the Plan up to 50% of their vested account balance subject to a minimum of $500 and a maximum of $50,000. Loans are made at current prime interest rate plus 1/2% and must be repaid by payroll deduction over a maximum period of five years (ten years if the loan is designated as a primary residence loan). Participants pay a $75.00 set-up fee for each loan.


         Tax Status
         ----------

         The Internal Revenue Service has issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Since the receipt of the determination letter, certain Plan amendments have been made. It is the opinion of the Company that the Plan continues to qualify under Section 401(a) of the Internal Revenue Code.

         Company match contributions invested in the Plan and salary conversion contributions invested in the Plan for participants by their employers are not taxed to the participant until received as a distribution from the Plan. Any appreciation of shares of common stock of The St. Paul Companies, Inc. distributed to a participant is not taxed until the participant disposes of such shares. Under certain circumstances a distribution may be subject to excise taxes of 10% in addition to normal income tax.

         Plan loans to participants are generally not considered taxable income.

         Taxes on rollover transfers are deferred until the rollover amounts are received as a distribution from the Plan.


         Plan Termination
         ----------------

         Although the Company expects to continue the Plan indefinitely, it has reserved the right to terminate the Plan at any time. Upon such termination, the Plan administrator would direct the Plan trustee to distribute participant account balances. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2000 and 1999

Note 2   Significant Accounting Policies

         The accompanying Plan financial statements are presented on the accrual basis of accounting.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         The investment in common stock of The St. Paul Companies, Inc. and in shares or units of investment funds are carried at market value, based on published market quotations. Realized gains or losses on sales of these investments and the change in unrealized appreciation or depreciation in market value of these investments are presented in total in the statements of changes in net assets available for plan benefits. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

         Participant loans are carried at unpaid principal amounts plus accrued interest.

         Money market fund and short-term investments are carried at cost plus accrued interest, which approximates market value. The benefit-responsive investment contract is valued at contract value (see Note
         4).

         A portion of the administration expenses of the Plan is paid by the Company and are not reflected in the accompanying financial statements. Plan administrative expenses paid by the Plan are paid out of forfeitures. Plan forfeitures are used to restore accounts, pay administrative expenses, offset company matching contributions or salary conversion contributions.

         In Sept. 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after Dec. 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended Dec. 31, 1999.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2000 and 1999


Note 3   Plan Amendment

         The Plan was amended effective as of Dec. 13, 1999, to provide each participant who becomes an employee of Metropolitan Property & Casualty Insurance Company (Metropolitan) on Jan. 1, 2000 pursuant to the terms of the Stock and Asset Purchase Agreement dated as of July 12, 1999 between St. Paul Fire and Marine Insurance Company and Metropolitan, shall be entitled to elect to have his entire vested account balance (including any outstanding loans) transferred to the MetLife Savings and Investment Plan in a voluntary trust-to-trust transfer meeting the requirements of Treas. Reg. Section 1.411(d)- 4(Q&A-3)(b). On Feb. 14, 2000, the Plan transferred $28.6 million to the MetLife Savings and Investment Plan in a voluntary trust-to-trust transfer elected by certain participants who became employees of MetLife or its affiliate, on Jan. 1, 2000.

Note 4   Investment Contract

         In 1999, the Plan entered into a benefit-responsive investment contract with F&G Life, represented by the investment in the F&G Life Stable Interest Fund. F&G Life maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by F&G Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

         There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was 5.35 percent for 2000 and 1999. The crediting interest rate is reset annually based on projections of the investment returns for the forthcoming year, but may not be less than 4 percent.


Note 5   Transfers from Other Plans

         The Plan allows for rollover transfers to be made to the Plan by employees of participating companies. These rollover transfers are lump-sum distributions from other tax-qualified plans of previous employers which participants elect to have invested in the Plan within sixty days of receipt. On July 1, 2000 the MMI Companies, Inc. Savings & Profit Sharing Plan (401(k)), transferred approximately $29.9 million into the Plan. On Jan.1, 1999 the USF&G Corporation Capital Accumulation Plan transferred approximately $229.5 million into the Plan.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 2000 and 1999



Note 6   Party-in-Interest Transactions

         Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Employee Retirement Income Security Act of 1974 (ERISA) unless a specific exemption applied. Fidelity Management Trust Company (Fidelity) is a party-in-interest as defined by ERISA as a result of being trustee of the Plan. Fidelity invests Plan assets in their short-term investment fund.
         The Plan engages in transactions involving the F&G Life benefit-responsive investment contract. F&G Life, a subsidiary of the Company, is a party-in-interest with respect to the plan. The Plan also engages in transactions involving the acquisition or disposition of common stock and the short-term pool of The St. Paul Companies, Inc., a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.


Note 7   Subsequent Event

         On April 26, 2001, the Company announced that St. Paul Fire & Marine Insurance Co. had signed a definitive agreement to sell F&G Life, a participating company in, and party-in-interest with respect to, the Plan. The sale is expected to close in the third quarter of 2001.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                               Schedule 1
  Form 5500, Schedule H, Part 4i-Schedule of Assets Held for Investment
                                Purposes
                            December 31, 2000

                                Description of                        Current
    Identity of Issue             Investment            Cost          Value**
--------------------------    -------------------    ----------   -----------

*The St. Paul Companies,       1,734,167 no par
   Inc.                         common shares       $41,108,823   $94,186,945

*Fidelity U.S. Bond Index      7,312,712 mutual
  Fund                          fund shares          78,244,715    77,441,617

*Fidelity Puritan Fund         4,154,154 mutual
                                fund shares          81,087,118    78,222,716

*Fidelity U.S. Equity
  Index Commingled Pool        2,544,082 pool
                                units                78,710,050    97,463,785

*Fidelity Blue Chip Growth     3,419,569 mutual
  Fund                          fund shares         164,929,657   176,210,368


*Fidelity Diversified          1,385,153 mutual
  International Fund            fund shares          28,645,823    30,390,259

*Fidelity Retirement Money     27,217,912 mutual
  Market Portfolio              fund shares          27,217,912    27,217,912

*Fidelity Equity-Income        625,142 mutual
  Fund                          fund  shares         33,626,984    33,401,315

*F&G Life Stable Interest      Investment contract,
  Fund                          5.35% adjusted
                                annually, no
                                maturity date        35,216,208    35,216,208

 Franklin Small Cap Growth     1,062,300 mutual
  Fund A                        fund shares          41,474,024    41,780,253

 Neuberger Berman Genesis      567,365 mutual
  Fund                          fund shares           9,266,290    10,592,708

 Participant loans             8.25% to 10.00%,
                                maximum 5 years      16,619,071    16,619,071

 Short-term investments:
  *St. Paul Short-Term Pool   6.578%, due on demand      40,622        40,622
  *Fidelity Institutional
    Cash Portfolio            6.530%, due on demand   1,976,777     1,976,777
                                                    -----------   -----------
   Total short-term investments                       2,017,399     2,017,399
                                                    -----------   -----------
   Total investments                               $638,164,074  $720,760,556
                                                    ===========   ===========

  *Party-in-interest
  **For ERISA reporting purposes current value is equal to market value, except for participant loans, which are equal to unpaid principal plus accrued interest.

See accompanying independent auditors' report.

                                SIGNATURE
                                ---------



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






June 19, 2001          THE ST. PAUL COMPANIES, INC.
                            SAVINGS PLUS PLAN
                            (The Plan)



                                       By /s/ John P. Clifford
                                          ------------------------
                                              John P. Clifford Jr.
                                        Vice President, Performance
                                         and Reward Systems
                                       Member of the Administrative
                                       Committee for The St. Paul
                                       Companies, Inc. Savings Plus
                                       Plan